                          QUEST CAPITAL CORP.

                               Consolidated Financial Statements
                                March 31, 2008
                                (Unaudited - expressed in thousands of Canadian dollars)

Quest Capital Corp.
Consolidated Balance Sheets
(Unaudited - expressed in thousands of Canadian dollars)

	March 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$1,894	$30,484
Loans (note 5)	327,087	277,710
Future income taxes	3,552	3,916
Restricted cash (note 6)	8,598	12,452
Prepaid and other receivables	308	155
Capital assets	866	841
Other assets	186	186
	$342,491	$325,744
Liabilities
Accounts payable and accrued liabilities (note 10)	$6,628	$7,081
Income taxes payable	165	188
Future income taxes	893	904
Asset retirement obligation	553	572
Debt payable (note 7)	39,917	26,365
	48,156	35,110
Shareholders’ equity
Share capital (note 8)	207,161	207,161
Contributed capital (note 8)	7,206	6,934
Retained earnings	79,968	76,539
	294,335	290,634
	$342,491	$325,744

Contingencies and commitments (notes 5(c) and 11)

Approved by the Board of Directors

“Stephen C. Coffey” Director Stephen C. Coffey	“A. Murray Sinclair” Director A. Murray Sinclair

The accompanying notes are an integral part of these consolidated financial statements

Quest Capital Corp.
Consolidated Statements of Retained Earnings
For the three months ended March 31, 2008 and 2007
(Unaudited - expressed in thousands of Canadian dollars)

	2008	2007
Retained earnings – beginning of period	$76,539	$65,137
Adoption of financial instruments standards	-	1,591
Net earnings for the period	7,099	7,389
Dividends	(3,670)	(2,899)
Retained earnings – end of period	$79,968	$71,218

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
For the three months ended March 31, 2008 and 2007
(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

	2008	2007
Interest income	$11,000	$10,124
Interest expense	(423)	(230)
Interest income, net	10,577	9,894
Provision for loan losses (note 5)	(204)	-
Net interest income after provision for loan losses	10,373	9,894
Other income
Syndication (note 10)	251	322
Management and finder’s fees (note 10)	-	726
Gains on sale of marketable securities and investments (note 10)	-	2,157
	251	3,205
Net interest and other income	10,624	13,099

Non-interest expense
Salaries and benefits	736	899
Bonuses	505	989
Stock-based compensation (note 8)	272	200
Office and other	591	314
Legal and professional services	722	360
Regulatory and shareholder relations	203	271
Directors’ fees	53	66
Sales tax	-	650
Foreign exchange loss (gain)	(5)	19
Other expenses relating to resource assets	63	16
	3,140	3,784
Earnings before income taxes	7,484	9,315
Provision for income taxes (note 9)	385	1,926
Net earnings for the period	$7,099	$7,389

Weighted average number of shares outstanding
Basic	146,789,711	144,956,018
Diluted	147,716,083	148,654,198
Earnings per share
Basic	$0.05	$0.05
Diluted	$0.05	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
For the three months ended March 31, 2008 and 2007
(Unaudited - expressed in thousands of Canadian dollars)

	2008	2007
Net earnings for the period	$7,099	$7,389
Other comprehensive income
Unrealized gains on available-for-sale financial assets arising during the period	-	1,962
Reclassification adjustment for gains recorded included in net earnings	-	21
Other comprehensive income	-	1,983
Comprehensive income	$7,099	$9,372

Accumulated other comprehensive income – beginning of period	$-	$-
Adoption of financial instruments standards	-	2,232
Other comprehensive income for the period	-	1,983
Accumulated other comprehensive income – end of period	$-	$4,215

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2008 and 2007
(Unaudited - expressed in thousands of Canadian dollars)

	2008	2007
Cash flows from operating activities
Net earnings for the period	$7,099	$7,389
Adjustments to determine net cash flows relating to operating items
Future income taxes	321	1,679
Stock-based compensation	272	200
Provision for loan losses	204	-
Amortization of deferred interest and loan fees	(1,650)	(1,832)
Deferred interest and loan fees received	2,556	226
Other	166	44
Activity in marketable securities held for trading
Purchases	-	(1,685)
Proceeds on sales	-	2,910
Gains on sale of marketable securities and investments	-	(2,157)
Expenditures for reclamation and closure	(48)	(55)
Changes in prepaid and other receivables	(153)	364
Changes in accounts payable and accrued liabilities	(461)	1,511
Changes in income taxes payable	(23)	(773)
	8,283	7,821
Cash flows from financing activities
Proceeds from shares issued	-	429
Dividend payment	(3,670)	(2,899)
Financing costs	(664)	-
Proceeds from debt	26,500	8,000
Repayment of debt	(12,365)	(30,000)
	9,801	(24,470)
Cash flows from investing activities
Activity in loans
Funded	(77,393)	(25,820)
Repayments	28,534	38,867
Other	(1,628)	2,578
Activity in investments
Proceeds on sales	-	1,302
Purchases	-	-
Change in restricted cash	3,923	(29)
Expenditures on capital assets	(102)	(6)
	(46,666)	16,892
Foreign exchange loss on cash held in a foreign subsidiary	(8)	(6)
(Decrease) increase in cash and cash equivalents	(28,590)	237
Cash and cash equivalents - beginning of period	30,484	9,506
Cash and cash equivalents - end of period	$1,894	$9,743

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

1.	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) focus is to provide mortgage financings.  Throughout 2007, the Company also provided a range of services including corporate finance, consulting, management and administrative services through its wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

In December 2007, Quest reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares.

2.	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual financial statements and notes.

3.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements, except as noted in Note 4 below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation and its 75% proportionate joint venture interest in the Castle Mountain property.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

4.	Changes in accounting policies

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 12 to these consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see note 12 to these consolidated financial statements.  Also, refer to “risk and uncertainties” section of the Company’s Management Discussion and Analysis (“MD&A”) for the three months ended March 31, 2008.

5.	Loans

a)
Generally loans are repayable over terms of 6 to 24 months, and bear interest at rates of between 10% and 14% per annum before commitment fees. Real property, real estate, and/or corporate or personal guarantees are generally pledged as security.

Loans outstanding as at March 31, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$325,936	$-	$198	$198	$325,738
Bridge loans	9,509	-	6	6	9,503
Accrued interest and deferred loan fees	(8,154)	-	-	-	(8,154)
	$327,291	$-	$204	$204	$327,087

Loans outstanding as at December 31, 2007:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$279,644	$-	$-	$-	$279,644
Bridge loans	10,549	-	-	-	10,549
Accrued interest and deferred loan fees	(12,483)	-	-	-	(12,483)
	$277,710	$-	$-	$-	$277,710

The Company had four impaired loans totalling approximately $12.6 million as at March 31, 2008.  Loans are classified as impaired when the principal is past due or interest is 90 days in arrears, and there is no reasonable assurance of the collection of the principal and interest.  In determining the provision for possible loan losses, management considers the length of time the loan has been in arrears, the overall financial strength of borrowers and the residual value of security pledged.  The Company expects to collect the full carrying value of its loan portfolio, accordingly no specific provision for loan losses has been recorded.  Once a loan is classified as impaired, the Company does not record any further interest and related fees until it has been repaid or the loan is brought back into good standing.

In addition, starting in 2008, the Company commenced providing for a general allowance for loan losses.

The Company has recorded an allowance for loan losses as follows:

	March 31, 2008	March 31, 2007
Balance - Beginning of period	$-	$586

General allowance for the period	204	-
Specific allowance applied	-	(586)
Balance – End of period	$204	$-

b)
At March 31, 2008, the Company had entered into agreements to advance funds of $9.3 million.  Advances under these agreements are subject to the completion of due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms. In addition, at March 31, 2008, the Company had committed to future advances, primarily construction loans, of up to $73.2 million.

6.	Restricted cash

Restricted cash is comprised of:

	March 31, 2008	December 31, 2007
Castle Mountain	$1,955	$1,999
Interest reserves on loans (held in trust)	6,643	10,453
Total	$8,598	$12,452

a)	Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,902,000 ($1,955,000) as at March 31, 2008 (December 31, 2007 - US$2,016,000 or $1,999,000) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

b)	Interest reserves on loans (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan amount in trust as interest reserves.  These amounts are drawn down as interest payments are due.  Amounts held in trust relating to unearned interest are recorded as restricted cash.

7.	Debt payable

In January 2008, the Company entered into a revolving debt facility syndicated among three Canadian chartered banks for up to $88.0 million.  The facility bears interest based on prime rate and is collateralized by the Company’s loan portfolio.  As at March 31, 2008, $40.5 million was outstanding under the facility.  The Company amortizes financing costs associated with the revolving debt facility over the term of the loan, being 2 years.

	March 31, 2008	December 31, 2007
Revolving debt facility drawn	$40,500	$25,000
Other debt facility drawn	-	1,365
Less: financing costs	(583)	-
	$39,917	$26,365

8.	Share capital

a)       Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

b)	Shares issued and outstanding

	Number of Shares	Amount
Common shares
Opening balance – January 1, 2008	146,789,711	$207,161
Issued on exercise of stock options	-	-
Transfer of fair value on exercise of options	-	-
Ending balance – March 31, 2008	146,789,711	$207,161

c)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the three months ended March 31, 2008, the change in stock options outstanding was as follows:

	Number of shares	Weighted average share price
Common shares
Opening balance	10,553,000	$2.28
Granted	1,230,000	2.69
Exercised	-	-
Expired or cancelled	-	-
Closing balance	11,783,000	$2.32
Options exercisable	9,166,245	$2.16

The following table summarizes information about stock options outstanding and exercisable at March 31, 2008:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$1.51	223,000	1.39	$1.51	223,000	$1.51
$1.52 to $1.95	6,150,000	0.89	1.95	6,150,000	1.95
$1.96 to $2.31	1,180,000	2.76	2.30	1,157,500	2.30
$2.32 to $3.23	4,230,000	4.09	2.91	1,635,745	2.92
	11,783,000	2.23	$2.32	9,166,245	$2.16

d)	Contributed capital

Opening balance	$6,934
Stock-based compensation	272
Fair value of stock options exercised	-
Ending balance	$7,206

The fair values of options granted during the three months ended March 31, 2008 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	2.91%
Expected life of options	3.0 years
Expected stock price volatility	36%
Expected dividend yield	10%
Weighted average fair value of options	$0.29

9.	Income taxes

The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

The provision for income taxes consists of the following:

	Three months ended March 31, 2008	Three months ended March 31, 2007
Current
Canada	$49	$98
United States	15	-
Total current expenses	64	98

Future
Canada	364	1,828
United States	(43)	-
Total future expenses (recoveries)	321	1,828
Total provision for income taxes	$385	$1,926

10.	Related party transactions

a)
For the three months ended March 31, 2008, the Company recorded a gain on disposal of securities and investments of $nil (2007 - $213,000) in companies related by virtue of having certain directors and officers in common.  These transactions were recorded at the exchange amount which management believes to be a fair approximation of fair value.

b)	Included in accounts payable as at March 31, 2008 is $4,278,000 (December 31, 2007 - $4,620,000) due to employees and officers for bonuses payable.

c)
For the three months ended March 31, 2008, the Company received $nil (2007 - $180,000) in management and finder’s fees from parties related by virtue of having certain directors and officers in common.

d)	For the three months ended March 31, 2008, the Company received $5,000 (2007 - $12,000) in syndication loan administration fees from related parties.

11.	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)
On March 22, 2002, Quest Investment Corporation, a predecessor corporation, and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to earnings in the period(s) in which they are finally determined.

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

        2008        $469
        2009         625
        2010         548
        2011         395
        2012         395

d)	Other commitments and contingencies are disclosed elsewhere in these interim consolidated financial statements and notes.

12.	Risk management

The primary goals of the Company’s risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the Company’s objectives and risk tolerance, and to maintain an appropriate risk/reward balance while protecting the Company’s financial operations from events that have the potential to materially impair its financial strength.  Balancing risk and reward is achieved through aligning risk tolerance with the Company’s business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventative controls and transferring risk to third parties.

Capital Management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support continued asset growth.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at March 31, 2008, the Company was in compliance with its revolving debt facility covenants.

The Company’s dividend policy is to distribute sufficient dividends to shareholders throughout 2008 and within 90 days after the end of 2008 to reduce its taxable income to a negligible amount, after first deducting all available loss carry forwards and other deductions against 2008 taxable income.

Financial Instruments

Effective January 1, 2008, the Company adopted the CICA handbook section 3862, “Financial Instruments – Disclosures”.  As permitted by the standard, the disclosures required under this section can be found in the Company’s MD&A section “risks and uncertainties”.  The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section

For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risk and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral
Risk management Credit risk management Liquidity risk Market risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures	Credit risk management
Market risk – value-at-risk, interest rate risk and equity risk	Market risk
Liquidity risk – liquid assets, maturity of financial liabilities and credit and liquidity commitments	Liquidity risk

13.	Segmented information

The Company has primarily one operating segment, which is to provide mortgage financings.  The Company’s geographic location is Canada.

14.	Supplemental cash flow information

a)	Cash received or paid

	Three months ended March 31, 2008	Three months ended March 31, 2007
Interest received (non-loan)	$254	$98
Interest paid	319	223
Income tax instalments	67	20

b)	Non-cash financing and investing activities

	Three months ended March 31, 2008	Three months ended March 31, 2007
Marketable securities and investments received as loan fees	$-	$617